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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 ----------

                                  FORM 6-K

                          Report of Foreign Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                      Date of Report: October 10, 2000

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                             BAAN COMPANY N.V.
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                         Baron van Nagellstraat 89
                             3771 LK Barneveld
                              The Netherlands
                                    and
                       2191 Fox Mill Road, Suite 500
                             Herndon, VA 20171
                  (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No X
                                   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

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
     Baan Company N.V., a Netherlands corporation ("Baan Company") applied to the Nasdaq Stock Market, Inc. to be de-listed from the Nasdaq National Market effective as of the end of the trading day on October 6, 2000. Baan Company has been notified that the application for de-listing has been granted effective as of October 6, 2000. The press release announcing Baan Company's application is attached as Exhibit 99.1.

Exhibit No.          Description
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99.1                 Press release of Baan Company N.V. dated October 10, 2000

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 10, 2000                    BAAN COMPANY N.V.


                                    By:     /s/James C. Bays
                                            ----------------------
                                            Name:  James C. Bays
                                            Title: Member, Supervisory Board
                                                   of Directors